EXHIBIT 99.1

Standard Lithium Exercises Option Agreement on South West Arkansas Project, Solidifying Path Forward Following Positive Feasibility Study and Rising Regional Interest

Action Paves Way for Feed Phase, Highlighting Scale and Robust Project Economics

VANCOUVER, British Columbia, Oct. 31, 2023 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI) (FRA:S5L), a leading near-commercial lithium company, today announced the exercise of its option agreement (the “Agreement”) with TETRA Technologies, Inc. (“TETRA”) for the South West Arkansas (“SWA”) Project. This significant move affirms the Company’s strategic direction, and builds on the positive insights garnered from the recent Preliminary Feasibility Study (“PFS”).

“This is an important and natural step for us as we advance our South West Arkansas Project,” said Andy Robinson, President and COO of Standard Lithium. “Our primary goal is to unlock the commercial potential of the Smackover Formation. The TETRA acreage within the SWA project area has delivered outstanding results from our exploration efforts. Our defined total resource has grown over 100% within the last five years, with an improved average lithium concentration of 437 mg/L. Having secured the exclusive lithium brine rights, we are poised to progress the SWA project to FEED and Definitive Feasibility Study stages.”

The Agreement entered into with TETRA in 2017 granted the Company the exclusive option, exercisable over a ten-year period, to the brine production rights on approximately 27,000 net acres of brine leases located in Columbia and Lafayette Counties, Arkansas. Exploration activities on the brine leases commenced in 2018 to identify the presence of lithium-bearing brines, and shortly thereafter, the Company announced a maiden inferred mineral resource of 802,000 tonnes lithium carbonate equivalent (“LCE”) at an average lithium concentration of 199 mg/L from the area now known as the SWA Project.

Most recently, the Company completed a Preliminary Feasibility Study (“PFS”) for the SWA Project, which demonstrated robust economics and some of the highest reported lithium brine concentrations in North America. The PFS indicates base-case production of 30,000 tonnes per annum (“tpa”) of battery-quality lithium hydroxide with the potential to produce up to 35,000 tpa over a 20-year operating life. The base-case project economics yielded a pre-tax NPV of US$4.5 billion and IRR of 41%, assuming production of 30,000 tpa. The Company anticipates completing a FEED and Definitive Feasibility Study for the SWA Project in 2024 and beginning construction in 2025. First commercial production is expected in 2027.

Standard Lithium remains consistent in its strategic approach, securing additional leases and property rights across the Smackover Formation in Arkansas and regions of East Texas with high potential. As the Company advances the Phase 1A Project and its broader initiatives, it actively explores opportunities for strategic partnerships and offtake agreements.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States.   The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully-integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s signature projects, the Phase 1A Project and the South West Arkansas Project, are located on the Smackover Formation in southern Arkansas near the Louisiana state line, a region with a long-standing and established brine processing industry. The Company has also identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive brine leasing program in the key project areas.  In addition, the Company has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Qualified Person

Steve Ross, P.Geol., a qualified person as defined by National Instrument 43-101, and Vice President Resource Development for the Company, has reviewed and approved the relevant scientific and technical information in this news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

Investor and Media Inquiries

Allysa Howell
Vice President, Corporate Communications
+1 720 484 1147
a.howell@standardlithium.com

Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/